OCWEN (LOGO)

MANAGEMENT ASSERTION ON COMPLIANCE WITH USAP

March 24, 2000

As of and for the year ended December 31, 1999, except as specifically noted below, Ocwen Federal Bank FSB (the "Bank") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's ("MBA's') Uniform Single Attestation Program for Mortgage Bankers ("USAP").

Standard: Custodial bank accounts and related bank clearing account reconciliations shall be prepared within 45 calendar days after the cutoff date and documented reconciling items shall be resolved within 90 calendar days of their original identification.

During 1999, certain of the Bank's 1999 custodial account reconciliations were not prepared within 45 days after the cutoff date. However, these reconciliations and all subsequent reconcilations have been prepared through December 31, 1999.

In  addition,  certain  reconciling  items  which  arose  during  the year ended
December 31, 1999 were not specifically identified and/or were not cleared within 90 days of identification. Management has developed an action plan and has continued to follow the action plan to resolve all outstanding reconciling items. All significant reconciling items have been isolated and reviewed by the Company, and the Company believes these items will not have a material impact on the status of any custodial accounts.

Standard: Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business day's of receipt.

Mortgage payments were credited to the investors in the Bank's internal servicing records within two business days of receipt. However, certain mortgage payments were not deposited into investors' custodial bank accounts within two business days of receipt.

Standard: Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

During 1999, escrow funds held in trust for certain mortgagors were not returned to the mortgagor within thirty days of the payoff of their mortgage loan. However, these escrow funds were returned within the required number of days as required by the Real Estate Settlement Procedures Act.

As of and for this same period, the Bank had in effect a fidelity bond in the amount of $15,000,000 and an errors and omissions policy in the amount of $10,000,000.

Ronald M. Faris
Executive Vice President

Scott W. Anderson
Vice President of Residential Assets

Joseph P.Hillery
Director Of Investor Reporting